Exhibit (a)(5)(A)

The Capri Family Foundation Commences
 Second Cash Tender Offer for Optibase Ltd. (Nasdaq: OBAS)

Tel Aviv, Israel, February 15, 2022 – The Capri Family Foundation (“Capri”) announced today that it has commenced a cash tender offer to purchase 941,942 ordinary shares of Optibase Ltd. (“Optibase”) (Nasdaq and TASE: OBAS) for $11.60 per share.

The bidder group, of which Capri is a part, currently owns 4,256,419 ordinary shares of Optibase, representing approximately 81.9% of Optibase’s issued and outstanding shares. Capri is offering to purchase all of the outstanding Optibase shares not owned by the bidder group.

On February 14, 2022, the last U.S. trading day before the announcement of the offer, the closing sale price per Optibase share on Nasdaq as reported by Nasdaq was $11.75 and on the Tel Aviv Stock Exchange was NIS 41.00. The offer price, $11.60 per Optibase Share, is less than recent trading prices for the Optibase Shares on Nasdaq and on the Tel Aviv Stock Exchange.

The tender offer is scheduled to expire at 10:00 a.m., New York time (5:00 p.m. Israel time), on March 17, 2022, unless extended by Capri.

The tender offer is subject to a minimum condition, which Capri will not waive. The offer is subject to customary additional conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or on the approval of the board of directors of Optibase.

The tender offer follows a prior similar offer, commenced by Capri on December 1, 2021, to purchase Optibase shares at $11.20. The prior offer expired by its terms on December 30, 2021. The minimum condition was not met in the prior offer and all tendered shares were returned.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (“ISA”). American Stock Transfer & Trust Company is the U.S Depositary for the offer and Israel Brokerage & Investments - I.B.I. - Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Optibase. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Optibase should read the tender offer materials which are being filed today by Capri. Shareholders of Optibase should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 829-6554 or (212) 269-5550 (banks and brokers). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Capri: Capri is a foundation organized under the laws of the Republic of Panama.

The Information Agent in the offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
(800) 829-6554
(212) 269-5550 (banks and brokers)
optibase@dfking.com